UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the Month of April 2005
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X
1
REVIEW FOR THE QUARTER ENDED 31 MARCH 2005
QUARTERLY FINANCIAL HIGHLIGHTS
31 March 2005
31 December 2004
Cash operating profit/(loss) – Rand
(55) million 163 million
– US$ (9,12) million 27,0 million
Cash earnings/(loss)
– SA cents per share
(14) 47
– US cents per share (2) 8
Basic loss
– SA cents per share
(432) (80)
– US cents per share (72) (13)
Headline loss
– SA cents per share
(107) (88)
– US cents per share (18) (15)
Fully diluted loss
– SA cents per share
(432) (80)
– US cents per share (72) (13)
Gold produced
– kg
21 126 24 604
– oz 679 251 791 033
Cash costs
– R/kg
85 863 77 415
– $/oz 445 400
• A number of operational disruptions contributed to
a cash operating loss of R55 million versus profit of R163 million in December.
• Cash operating costs increase to R85 863/kg versus
R77 415/kg in December.
• Balance sheet restructured.
QUARTERLY HIGHLIGHTS
• Harmony’s operational restructuring approaches
completion.
• Final Environmental and Mining permission for
Hidden Valley Mine in Papua New Guinea granted.
• The CONOPS rollout has progressed at all operations
except the Free State Operations in the quarter.

CHIEF EXECUTIVE’S REVIEW – MARCH 2005
“The restructuring of Harmony’s South African business is nearing completion placing Harmony in a more sound operating and financial position. Our efforts offshore continue to gain momentum through a combination of organic growth, exploration and acquisition opportunities. The challenges in the short-term have further focussed our efforts and sharpened our resolve.We look forward to an exciting 12 months ahead.”
SAFETY REPORT
Safety achievements during this quarter:
• Brand 3 shaft achieved 1 million fatality free shifts on 3 March 2005.
• Evander 8 shaft achieved 500 000 fatality free shifts on 4 January 2005.
• Joel achieved 3 years fatal free during January.
The key safety indicators namely Lost Time Injury Frequency Rate (LTIFR) and Shift Loss Injury Frequency Rate (SLIFR) continued to improve. Our LTIFR as at March 2005 was 16.73 compared to 17,30 at December 2004, a 3.29% improvement. SLIFR as at March 2005 is 405 compared to 420 reported in December 2004, a 3.57% improvement. It is with regret that a seismic event with a magnitude of 2,0 occurred at Harmony No 2 shaft on the morning of the 7/3/05. Although the support was of a high standard and all the required precautions had been adhered to, the proximity of the event to the stope resulted in extensive damage and four of our employees being fatally injured.
Fatality injury rate (per million hours worked)

South African Chamber of Mines 2004 gold production report
On 11 April 2005 the Chamber of Mines noted in its 2004 South African Gold Mining report that production had fallen by 8.8% to 342.7 tonnes, the lowest level of output since 1931. Further it said “ This precipitous fall in production was caused by the dual impact of the fall in the rand gold price (due to the strong rand) and the continued upward rise in costs (due in most part to cost outside the control of the mining companies) – which has accelerated the demise of older shafts. While the industry has consistently focused on improving productivity and reducing costs, there are simply too many costs that the industry does not have control of which places inordinate pressure on the sector.”
Further it notes “Complicating the whole issue has been the significant cost pressures that the industry has faced over the past three years. Water prices have risen by 18% per annum in each of the three years. Steel prices, which comprise some 10% of the cash production costs of large-scale gold mines, have risen by double-digit rates in each year and remain at some 30% higher than comparable country steel prices. Spoornet’s general freight business rail tariffs rose 35% in 2003 and 16.5% in 2004, before a more reasonable 3% increase in 2005. Labour costs, which comprise some 50% of cash production costs, have increased by substantially more than the inflation rate in 2003 and 2004. The average increase in total production costs excluding capital expenditure rose by 13.4% year-on-year in 2004 versus only 1.4% for headline inflation and 4.3% for CPIX inflation. The crucial issue here is that many of these costs are outside of the control of the mining companies with the result that costs are increasing at a rate faster than normal inflation.”
Global and South African gold production

“With these cost pressures and the fall in revenues, some 10 mines, employing 90 000 people and accounting for about 50% of production, are marginal or loss-making at the current price (excluding capital expenditure).”
Harmony’s restructuring to better position itself for the low rand gold price is largely complete, improving the company’s operational and financial position.
During the March quarter Harmony continued to focus its efforts in South Africa on restructuring the business to better position itself for the current rand gold price environment. The current tough operating environment in South Africa emphasizes the need for further consolidation in the industry. With several operational and cost synergies still available to the industry it seems unfortunate that the industry chooses to look past these potential benefits in some instances, not least of all in our bid for Gold Fields. What’s also notable is that many of these synergies are non job-reduction related benefits.
The past quarter in review
The performance of the company is best highlighted in the following table:
March
December
Percentage
2005
2004
variance
Production – kg 21 126 24 604 –14
Production – oz 679 251 791 033 –14
Revenue – R/kg 83 273 84 031 –1
Revenue – US$/oz 431 434 –1
Cash cost – R/kg 85 863 77 415 +11
Cash cost – US$/oz 445 400 +11
Exchange rate – USDZAR 6.00 6.03 –1
The normal festive season and public holiday disruptions associated with the March quarter were compounded by several period specific events including a fire at Bambanani, a strike at the Free State operations, a 1% decrease in the rand Gold Price received and loss of Sunday work permission in the Free State. Production in the March quarter declined by 14,1% to 679 251 oz (q-o-q) and cash operating costs increased by 10,9% to R85 863/kg (US$445/oz). The company reported a cash operating loss of R54,7 million (US$9,12 million).
March 2005    December 2004
Cash operating profit (Rm) (55) 163
Cash operating profit margin (3%) 8%
Cash earnings (loss) per share (14) 47
Headline EPS (cents) (107) (88)

South African underground working costs decreased from the R1 636 million of the December 2004 quarter to R1 537 million.
On a group basis, working costs decreased by 4,8% from R1 904,7 million to R1 813,9 million.
A quarter on quarter cash operating profit variance analysis
Cash operating profit – December 2004 R162.8 million
– volume change (tonnes) (294,0) million
– working cost change R90,8 million
– recovery grade change (g/t) (R1,9) million
– Rand gold price change (R/kg) (R16.2) million
– net variance (R217.4) million
Cash operating profit – March 2005 (R54.7) million
Analysis of earnings per share (SA cents)
Quarter ended
Quarter ended
Earnings per share (SA cents)
March 2005  December 2004
Cash earnings/(loss) (14) 47
Basic loss (432) (80)
Headline loss (107) (88)
Fully diluted loss (432) (80)

Reconciliation between basic and headline earnings/(loss)
Quarter ended
Headline earnings in cents per share
March 2005
Basic loss (432)
Profit on sale of mining assets (5)
Loss on sale of ARM Ltd – net of tax 28
Impairment of fixed assets – net of tax 301
Headline loss (107)
Our cash earnings for the year to date total 68 cents per share. Fully diluted loss per share for the financial year to date totals 656 cents per share.
QUARTERLY OPERATIONAL REVIEW
The normal work disruptions associated with the festive season period (which is accounted for in the March quarter) were further compounded by operational problems including a seismic event at Harmony No 2 shaft on 7 March 2005, water and machine availability problems at Target and a fire at Bambanani. In addition, a 13-day strike at the Free State operations, and the loss of Sunday work permission, resulting in the cancellation of CONOPS in the Free State, resulted in a poor operating performance. Working costs in R/kg terms increased 11% from R77 415/kg to R85 863/kg and group production decreased by 14% to 679 251 ounces down from 791 033 ounces in the December quarter.
Operational highlights were as follows:
• Tshepong delivers an excellent operational performance despite the loss of CONOPS,
• Elandsrand continues to improve,
• Another strong performance from Kalgold,
• All our growth projects are on track to deliver production growth, and
• The group restructuring is largely complete.

A quarter on quarter operating profit analysis of the various operations is as follows:
Operations
March 2005   December 2004
Variance
(R’million)
(R’million)
(R’million)
Quality ounces 66,7 218,1 (151,4)
Growth projects (18,2) (19,1) 0,9
Leveraged ounces (131,5) (101,6) (29,9)
Surface operations 8,9 6,2 2,7
Total South Africa (74,0) 103,6 (177,6)
Australasian operations 19,3 59,2 (39,9)
Total (54,7) 162,8 (217,5)
A detailed analysis of the operations is as follows:
1. QUALITY OUNCES – TSHEPONG DELIVERS ANOTHER EXCELLENT
PERFORMANCE DESPITE LOSING CONOPS IN JANUARY
Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke Shafts
March
December
2005
2004
U/g tonnes milled (‘000) 1 570 1 815
U/g recovery grade (g/t) 6.25 6,43
U/g kilograms produced (kg) 9 819 11 676
U/g working costs (R/kg) 76 518 65 224
U/g working costs (R/tonne) 479 420
Operating profits at these operations fell to R66,8 million from R218,1 million in the December quarter. The decrease was mostly attributable to higher unit costs largely related to the loss of volumes following the abandonment of CONOPS at the Free State operations and the operational problems at Target. Total working costs decreased by 1.3% to R751,3 million compared to the R761,6 million reported in the December 2004 period. We continue to engage unions on Sunday work permission required for CONOPS and are hopeful for a successful re-implementation in the coming months.

Target experienced several operational disruptions in the March quarter. Although Target has retained CONOPS, flooding caused by silting in an underground dam, low machine availability and resulting low development rates resulted in a depressed performance. Tonnage milled decreased from 301 000 tonnes to 284 000 tonnes in the March quarter and recovered grade decreased from 6,74 g/t to 5, 18 g/t. The expected decrease in grades was the result of excessive dilution in one of the massive stopes due to caving of the hanging wall. Operating costs increased to R61 077/kg (US$318/oz) compared with R39 273 (US$200/oz) in December and cost/tonne increased by 19% to R316/tonne as a result of the lower volumes. Pre-acquisition, in April 2004, cost/tonne levels were in excess of R450/tonne. The Harmony Way has seen cost/tonne dropped by 30% in a sustainable way even during a tough quarter!
Tshepong continued to perform strongly despite the loss of CONOPS early in the period. Underground tonnages were 22% lower at 328 000 tonnes compared to the 420 000 tonnes for the previous quarter. Grades improved by 17% to 9.1 g/t which helped reduce the fall in production to just 8% or 2 979 kg from 3 247 in the previous period. The increase in grade was the result of a 3% increase of in situ grade and gold allocation from plant clean-up. Cash costs decreased marginally to R58 266/kg from R59 774/kg in December. In September 2004, the operations reported costs of R61 184/kg.
Masimong had a poor quarter relating to the undoing of CONOPS, two underground fires, a go slow strike in January and the regional strike on 23 March 2005. Production fell by 21% to 1 133 kg from 1 432 kg in the December period. Operating costs increased by 30% to R104 435/kg due mostly to a loss in volumes as a result of the work stoppages. Tonnes milled dropped by 18% to 217 000 tonnes from 264 000 tonnes in the December period. Masimong reported a cash operating loss of R21,0 million in the March quarter compared to a R6.3 million profit in the December period. The restructuring of Masimong 4 is underway and the shaft will be kept open for pumping.
The Masimong Expansion Project continues towards completion scheduled in FY06/FY07. During the quarter an intersection of gas and water on 1810 level and 1870 level resulted in small set backs in development. A total of 726m capital development was achieved versus the 900m planned.

Annual Capital Expenditure Profile
FINANCIAL EVALUATION UPDATE
Gold price (kg) R80 000
NPV @ 7,5 (Rm) 48.7
IRR 29.5%
All things considered Evander’s March quarter performance was solid with the benefits of CONOPS becoming more evident. Despite the normal March quarter disruptions volumes only decreased by 9% to 406 000 tonnes from 446 000 in the December period and total operating costs decreased marginally to R200,8 million from R202,6 million in the December period. The only area of negative operational variance at Evander was an 8,8% increase in unit costs to R495/tonne versus R454/tonne reported in the December period due to lower volumes. Operating costs increased to R76 402/kg from R71 696/kg.
Decline No. 3 Project (Phase 3) at Evander 7 Shaft is progressing well with the equipping of the 20 Level and the development for the transfer conveyor. The installation of air coolers for 19 Level was completed during the March 2005 quarter resulting in a decrease in the intake ventilation temperature to 28ºC.

Annual Capital Expenditure Profile
FINANCIAL EVALUATION UPDATE
Gold price (kg) R85 000
NPV @ 7,5 (Rm) 117,2
IRR 211%
Gold price (kg) R80 000
NPV @ 7,5 (Rm) 88,5
IRR 162%
The Cooke section of Randfontein is in various stages of CONOPS implementation. The initial disruptions associated with the implementation as well as the holiday stoppages during the period resulted in a 13% decrease in volumes to 335 000 tons and a 25% decrease in production to 1 610 kg. Volumes were lower at all three the Cooke operations and largely associated with the festive season break. Recovered grades fell 14% to 4.8 g/t versus 5.6 g/t reported in the December period. There was also a drop in grades at all the Cooke shafts, but was bigger at Cooke 1 and Cooke 3. At Cooke 1 lower than planned mining from the high grade pillar areas resulted in the mining grade falling 10% below plan. In addition, at Cooke 3 external waste increased by 6cm and unpay mining increased to 24.8% from 19.7% in the December period. Total operating costs decreased marginally (-1%) to R168,9 million but the lower production resulted in a 32% increase in unit operating costs to R104 891/kg from R79 368 reported in the December period. Unit costs increased by 14% to R504/tonne as a result of the lower volumes. Initial results from the areas where CONOPS has been fully implemented have been pleasing and we anticipate an improvement in the Cooke section’s performance as CONOPS is fully implemented and teething problems are resolved.
Leveraged Operations – Restructuring preserves optionality and improves profitability
Shafts included under this section are Bambanani, Joel, Kudu, Sable, West Shaft, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3 Shafts, Unisel and Brand 3 and 5 Shafts, Saaiplaas 3 and Orkney 2 and 4 Shafts.
March
December
2005
2004
U/g tonnes milled (‘000) 1 062 1 426
U/g recovery grade (g/t) 5,16 4,88
U/g kilograms produced (kg) 5 481 6 956
U/g working costs (R/kg) 107 805 98 600
U/g working costs (R/tonne) 556 481
These operations which consist of shafts which are either in the process of being restructured, downscaled in line with available ore reserves or being mothballed, returned a cash operating loss of R131,5 million versus the loss recorded in the December period of R101,6 million. The operations reported a 25% reduction in underground tonnage, down from 1 426 000 tonnes to 1 062 000 tonnes. A higher recovery grade of 5.16 g/t (Dec 2004 – 4,88 g/t), resulted in a 21% net decrease of gold recovered of 5 481 kg. Costs decreased from R685,9 million to R590,9 million. Due to the lower gold recovery, operating costs increased from R98 600/kg to R107 805/kg.
The restructuring of these operations is in full swing. During April the company envisages retrenching some 4900 people in the Free State Operations at an estimated cost of some R150m. The bulk of the job losses will be at an operational level. The result will be a reduction in production from these shafts to around 865 000 ounces on an annualised basis at an estimated operating cost of R85 000/kg. The shafts that will be put on care and maintenance are Masimong No 4, Nyala, St Helena No 4 shaft and Welkom No 1 shaft. In addition Bambanani will be downscaled to approximately 236 000 ounces annualised. Importantly we maintain all the optionality associated with the shafts. These shafts account for about 6% or 30,7m ounces of our resource base and can be restarted in the event that the rand gold price increases to appropriate levels.

Surface Operations (includes Kalgold)
March
December
2005
2004
Opencast tonnes milled (’000) 1 533 1 334
Opencast recovery grade (g/t) 1,02 1,09
Kilograms produced (kg) 1 564 1 454
Working costs (R/kg) 76 187 80 183
Working costs (R/tonne) 78 87
Kalgold reported a profit of R8,1 million compared to a cash operating profit of R7,1 million in the December 2004 quarter. Tonnages increased by 2,4% from 415 000 tonnes to 425 000 tonnes, quarter on quarter. A higher recovery grade of 2,14 g/t (Dec 2004 – 2,09 g/t) resulted in a higher gold recovery of 910 kg, an increase of 4,7% on the December 2004 quarter. Recovery grades at this operation have tended to be variable and this is expected to continue in future. Working costs were lower in R/kg terms, down from R75 600 kg to R74 097 kg. In R/tonne terms, working costs increased marginally from R158/tonne to R159/tonne.
2. GROWTH PROJECTS – ELANDSRAND AND DOORNKOP
March
December
2005
2004
U/g tonnes milled (‘000) 323 360
U/g recovery grade (g/t) 6.56 5,62
U/g kilograms produced (kg) 2 119 2 022
U/g working costs (R/kg) 91 828 93 376
U/g working costs (R/tonne) 602 524
2.1 Elandsrand New Mine Project – On track, on schedule and still improving
Elandsrand continues to improve. The operation further reduced its operating loss to R4,9m from R10,4m in the December quarter. The only negative operating variance was in volume where tonnes decreased by 16% to 212 000 compared to 251 000 in the December period. This is related to the Festive season work stoppages and was the largest contributor to the increase in cost/tonne by 24% to R721/tonne. All of the other operating parameters improved. Production increased by 10% to 1 775 kg, grades increased 30% to 8,39g/t and operating costs decreased by 5% to R86 007/kg.

The continued improvement at Elandsrand is the result of higher mining grades and a continued and disciplined focus on the quality of mining and sweepings. The average mining grade in the period was 1512 cmg/t, sweeping ranged between 75% and 91% and the Mine Call Factor (MCF) varied in a range of 83% to 114%. Although the more intensive management of sweepings and focus on MCF are in part responsible for the positive grade trends at Elandsrand, the increase in the mining grade re-affirms the long-term expectation of Elandsrand being a low cost and high quality operation.
Regretfully an employee lost his life in a tramming accident during the period.
Infrastructure
Work in this section of the deepened mine continues as per plan. Sub projects that were completed or progressed in the past quarter include:
• Commissioning of the 113 L Main Sub-station is to be completed during the next quarter.
• Completion of 102 L Booster fan installation is still planned for April.
• The development of 100 L sub-station chamber was completed and is being cleaned and supported.
•
Civil construction in 115 L pump chamber overhead crane was completed and installation of crane is scheduled for the June quarter.
•
Equipping the inside of the No 3 settler dam was completed and the civils on the settler floor will commence in the June quarter.
• Installation of shift control gates on 102 L was completed.
• Commissioning of 102 L Man 1 side station was completed.
•
Sinking No 2 Backfill shaft is progressing slower than planned due to some electrical problems experienced with the winder.
•
The 92 L Turbine dam chamber excavation is nearing completion and the raise boring of the dam centre hole will be done in June 2005.
Access Development
102 Level
The vent cross-over on 105 L was completed. The vent raise holes between 102 L and 105 L are planned to be drilled during the June quarter.
105 Level
The vent cross-over holed in January 2005. All the capital development on this level is now complete.
109 Level
Successfully mined through the Cobra Dyke during the March quarter. The Haulage went through the dyke in March and the RAW in January.

113 Levels
Both the RAW and haulage are now successfully through the Cobra Dyke and normal production is being resumed.
Annual Capital Expenditure Profile
FINANCIAL EVALUATION UPDATE
Gold Price (kg) R85 000
NPV @ 7.5% (Rm) 848
IRR 29.3%
2.2 Tshepong Decline Expansion Project
A decision has been taken to complete the project in house. This will result in a three-month delay for the contractor to vacate the site and for mine staff to re-establish site. The decision has been taken in the interests of keeping the development of the project on schedule and having control of the process.
Sub-projects that were completed or progressed in the past quarter include:
PROJECT ENGINEERING
• 1500m of rail construction was completed in the second air intake from the Shaft to the decline.
• The installation of decline conveyor for sinking operation to lateral 5 was completed.
•
The installation of the monorail system to 69 level was completed, monotrain drivers are in training and commissioning is scheduled in April 2005.
• The civil work for the permanent conveyor head end was completed.

ACCESS DEVELOPMENT
A total of 2945m of 6221m development has been completed.
Chair lift Decline
60% of the 900m decline has been completed. The remaining 380m will be completed in the next 8 months.
Material decline
61% of the 1000m planned has been completed. The remaining 450m is planned to be completed in the next 9 months.
69 Level
Development of the 69 station is now 38% complete. The remaining development is planned to be completed in the next 12 months.
ANNUAL CAPITAL EXPENDITURE PROFILE
2002/3
2003/4
2004/5
2005/6
2006/7
Total
Plan 37.4 78.5 62.6 66.7 35.6
280.8
Actual 32.8 66.6 23.9
123.3

FINANCIAL EVALUATION UPDATE
Gold price (Kg) R95 000
NPV @ 7,5 R886 m
IRR 37.2%
Using a gold price of R80 000/kg, the project returns an IRR of 31.1%
Gold price (Kg) R80 000
NPV @ 7,5 (Rm) 602
IRR 31.1%
2.3 Doornkop South Reef Capital Project
Development of the Doornkop project remains on track. Current mining at Doornkop on the Kimberly reef has however been more challenging. Despite improvements in volumes and cost/tonne, Doornkop generated a R13,3 million operating loss during the March quarter compared with the loss of R8,7m in the December period. The largest source of operating variance was recovered grades, which dropped to 3,09g/t down 17% compared to the December period of 3.72g/t. Grades in the Kimberly reefs are notoriously volatile and the mine plan is in the process of being reviewed. Operating costs of R121 721/kg were recorded, up 15% from the December quarter.
Capital expenditure at Doornkop totalled R24,9 million in the March quarter.
Highlights of the Doornkop project progress in the March quarter 2005 include:
•
Access development on 192, 197 and 202 levels continues while in-circle development is underway on 212 level. Three reef raises are also being developed on 192 level for over-stoping operations to commence in August 2005.
•
Both the planned cover drilling program as well as bottom cleanup of the main shaft are now complete. Piloting of the raise-bore hole between shaft bottom and 192 level is underway.
•
Reaming of the main shaft to final diameter from 197 level is being done. It is planned that the portion of shaft between 197 to 50m below 212 level will be reamed to final diameter by the time the sinking operation above reaches 192 level in March 2006.
•
The ventilation construction and change-over work on 192 & 197 levels is nearing completion. This work is aimed at maximizing the additional 40 cubic meters of ventilation air that the second outlet shaft will provide to the sub shaft workings.
•
The updated schedule provides for the main shaft to be partially commissioned (excluding the additional rock winder) by the end of 2006. Production will ramp-up over the next 3 years to 135 000 t/m. Both dates meet the requirements of the feasibility base plan.

ANNUAL CAPITAL EXPENDITURE PROFILE
Table (R’million)
2003
2004
2005
2006
2007
2008
2009
2010
2011
Actual spent 13 98 85 196
Forecast 29 173 160 160 161 142 77 902
Total 13 98 114 173 160 160 161 142 77 1 098
FINANCIAL EVALUATION UPDATE
Gold price (Kg) R85 000
NPV @ 7,5 (Rm) 531
IRR 89%

Even at a gold price of R80 000/kg the project has a robust IRR of 58%
Gold price (Kg)
R80 000
NPV @ 7,5 (Rm)
403
IRR
58%
AUSTRALASIAN OPERATIONS – DELAYED CUE OPEN PIT START-UP IMPACTS PRODUCTION
Highlights
•
Mining license and environmental permit received for Hidden Valley project in Papua New Guinea.
•
Continued good drilling results on Hidden Valley and Wafi projects in PNG.
•
Bendigo stake disposed off after quarter end realising A$32 million.
•
Mt Magnet operations negatively affected by delayed start up of Cue open pits.

• Drop off in underground grade at Mt Marion impacts on South Kal Mines’ results.
• Gold lease rates inherited with the Hill 50 hedge book closed out realising A$3.5 million.
March
December
2005
2004
U/g kilograms produced (kg) 2 143 2 496
U/g working costs (R/kg) 73 729 60 859
U/g working costs (R/tonne) 162 155
The Australian Operations had a tough quarter with operating profit declining to A$4.1 million from A$12.9 million in December. Operations were negatively affected by the delayed start-up of the Cue open pits at Mount Magnet and lower underground grade at Mount Marion. This resulted in 68 903 oz produced in March 2005 compared to 80 235 oz produced in December. A lower gold price achieved during the quarter of A$549/oz compared to A$573/oz in the previous quarter also reduced profits.
Gold lease rates inherited with the Hill 50 hedge book were closed out during the quarter realising A$3.5 million. As part of the group review of asset carrying values a net impairment charge after tax of A$68.3 million was incurred.
Mount Magnet
Mount Magnet reported a working profit of A$1.8m (Dec A$7m), mainly due to the delayed start up of the Cue open pits. Although a drop off in open pit production was anticipated during the quarter, the effect was exacerbated by delayed mining approvals and contractor negotiations. This resulted in an open pit mining mix with significantly lower grade than in previous quarters. Tonnages in the open pits were only slightly down but as grade decreased by 38% compared to the previous quarter, this lead to significantly lower production from open pit sources.
Underground tonnages were down by 15% in line with the planned reduction in activities at Star, but this was offset by higher grades achieved at Hill 50. Progress of the St George decline was adversely affected by poor ground conditions during the quarter. Improved advance rates are expected in the June quarter. Stope production will be delayed until the end of the September quarter as a result of these conditions.
In aggregate the site produced 38 585 oz of gold from the processing of 660 035 tonnes of ore and low grade stockpiles.
South Kal Mines
South Kal Mines produced 30 318 oz of gold in March quarter compared to 32,449 ounces in December quarter from the milling of 314 857 tonnes of ore.

Whilst the open pits production was steady with slightly lower tonnes and significantly better grades, the main reason for the decreased production at SKM was the Mt Marion underground operation where grade dropped 23% compared to the previous quarter. It is anticipated that this lower scheduled grade will continue through the next quarter.
The site showed a profit for the quarter of A$2.4 million compared with A$5.9 million in December.
CAPITAL EXPENDITURE
Actual
Forecast
Operational Capex
March 2005
June 2005
South African Operations 29 34
Australasian Operations 34 47
Total Operational Capex
63
81
Project Capex
Doornkop South Reef 25 29
Elandsrand New Mine 15 26
Tshepong North Decline 8 11
Phakisa Shaft 27 19
Target Shaft 7 9
PNG 11 9
Total Project Capex
93
103
Total Capex
156
184
Offshore growth and exploration
This is an area of Harmony’s business that continues to gain momentum and receive increasing attention. We are currently involved in scoping studies on a number of potential opportunities globally and have formulated a strategy on how best to execute the growth of Harmony’s offshore ambitions with Harmony’s skill set and areas of relative competitiveness.

PAPUA NEW GUINEA
Hidden Valley
Harmony received its mining license and environmental permit for the project during the quarter. Compensation agreements are currently being negotiated with land owners. The Memorandum of Agreement (benefits distribution) is nearing negotiated conclusion with landowners, local, provincial and central government. These are the last outstanding regulatory aspects to comply with. It is expected that these negotiations will be completed within the next few months.
The last components of the Misima plant and associated equipment were shipped from Misima Island during the quarter to the lay down yard in Lae.
A detailed survey of the access road is in progress which, when complete, will enable an accurate assessment of the cost of constructing the road to be made. The design of the creek diversion immediately above the tailing dam site has started. Discussions continue with various providers of diesel or heavy fuel oil driven power plants and the possibility of an electrical power supply is also being investigated with PNG power.
A total of 1 312 m of diamond drilling was completed in 7 holes during the quarter at the Hidden Valley project. These holes were designed to both validate the current resource model and upgrade the resource classification of the inferred material within the current pit design.
Significant results include:
Hole identity
From
To
Interval
Average grade
(m)
(g/tAu)
HDVD156 67 73 6 4.29
HDVD156 55 63 8 8.60
HDVD156 85 96 11 11.03
HDVD156 39 43 4 11.76
HDVD158 301 308 7 4.60
HDVD158 219.6 228.7 9.1 11.43
HDVD159 114 118 4 3.68
HDVD159 138 144 6 4.32
Following the final assay reporting and quality control checks, an updated resource model will be produced. Preliminary indications from the results to date are that the resource model is sound and that there will be an increase in the reserve.

Kaveroi
Three strategically planned model-validation holes commenced during the quarter and are currently in progress at the nearby Kaveroi deposit. Although these holes are due for completion in mid-June they will not delay the remodelling of the Hidden Valley resource.
Hamata
A local mine grid was designed in order to produce a better resource model and to establish properly oriented sections for forthcoming grade control and mining. A revised resource model, based on the local mine grid, will be completed by the end of April. These results will be used to re-optimise the pit, and compile a new mining schedule to be included in an updated feasibility study.
Wafi
A total of 1,540m diamond drilling was completed in five holes at A-Zone in the eastern portion of the Wafi gold deposit during the quarter. These holes were designed to both extend the resource to the north and to validate the current model in this area.
Significant results reported to date include:
Hole identity
From
To
Interval
Average grade
(m)
(g/tAu)
WR194 32 67 35 4.10
WR195 166 179 13 2.59
WR196 134 159 25 2.71
WR197 52 69 17 6.15
WR198 71 101 30 6.00
Amongst the results, those from drill hole WR195 are encouraging and suggest a zone of elevated grade similar to that of the “Link Zone” that occurs on the western side of the deposit. The drilling results to date have exceeded expectations and have highlighted new areas of economic significance within the Wafi gold system.
REGIONAL EXPLORATION
Moa Creek
The Moa Creek Prospect, located in rugged terrain 16km west from the Hidden Valley Project, represents an exciting new opportunity for discovery of a new stand-alone gold mining operation in Papua New Guinea. Initial reconnaissance exploration work has uncovered encouraging bedrock geochemical results that, at this point in time, suggest potential for a medium tonnage, high-grade style gold mineralisation.

Bench sampling results to date include:
• 16m horizontal @ 8.26 g/t Au, and
• 19m horizontal @ 2.00 g/t Au.
The current footprint of mineralisation covers an area of 600m x 500m within a north-easterly trending structural zone that extends for over 2,500m.
Drilling testing of selected sites within this prospect is planned to commence within six months.
AUSTRALIA
Northern Territory Burnside Joint Venture (50%)
Further drilling was done during the quarter to improve our understanding and confidence in the Cosmo deep resources, whilst a detailed mine plan is being compiled which will include the underground and open pit resources identified to date.
Maude Creek tenements
Interested parties in these tenements in the Northern Territory, have extended an option until May 2005 over the tenements through payment of an additional option fee. If the option is exercised this triggers the agreed upfront purchase price of A$3 million in cash, deferred cash payments of A$4 million plus a royalty.
STRATEGIC ISSUES
At Harmony it’s business as usual. We continue to position and restructure our business to cope with the ever changing competitive landscape and our bid for Gold Fields is only one of several initiatives in this regard. More importantly we are in the process of finalising the restructuring of the South African operations which should result in a return to profitability for all the Quality ounces and a minimum of breakeven at the Leveraged operations, where we importantly retain the optionality and leverage offered by these operations.
In our new business endeavours we are searching far and wide for opportunities but remain focused on our areas of competitive advantage and differentiation. To this extent we remain completely committed to our South African base and embrace any opportunity to expand this in ways that are value accretive and make operational sense. Consolidation opportunities and synergies in the South African gold industry are still numerous, and our view is that the current tough operating environment will help focus the industry on realising these opportunities – traditionally an environment in which Harmony thrives.

Harmony is also not changing its spots for stripes. We remain focused on high quality production and projects, continually improving the quality of our operating portfolio through accretive organic growth and acquisition opportunities, whist retaining our South African roots and all the attractive optionality associated with our leveraged assets and resources.
Progress on our bid to Gold Fields shareholders
Our bid for Gold Fields is now reaching an exciting phase. The tactical legal and regulatory delay phase is now all but over and its time for shareholders to plot on the course forward. We are hopeful of a successful outcome of the Competition Tribunal scheduled for 3-6 May 2005. Assuming a successful outcome we are excited about the prospect of our offer being available to Gold Fields shareholders for the first time in seven months.
As an 11,5% shareholder of Gold Fields, we and the rest of the shareholder base are anxious to find out what strategic path the Gold Fields management is actually going to plot. Gold Fields management have consumed large amounts of shareholder funds received from the 15% sale of its South African business on media and legal initiatives designed at stopping Gold Fields shareholders from voting on Harmony’s offer. It’s now hopefully time for shareholders to finally have a say in how and who runs the business.
The “we hate Harmony” phase of the Gold Fields PR spin is now over – Gold Fields shareholders are anxious to find out not only who Gold Fields dislike but more importantly what Gold Fields’ latest strategy is – “IAMGOLD part II”?
We note with interest that Gold Fields registered an urgent application to the Competition Tribunal to interdict Harmony against receiving reciprocal information as part of the discovery process in the preamble to the Tribunal hearing. This after Harmony had already supplied the same information to Gold Fields on request of the Tribunal. This followed Gold Fields’ insistence that the information was needed to address “Burning and fundamental issues” central to the Tribunal hearing. We wonder what it is that Gold Fields has found the need to hide from shareholders. We await the outcome with interest.
The envisaged timetable is as follows:
• The Competition Tribunal Hearing is scheduled for 3-6 May 2005.
• The tribunal ruling is between 6 and 20 May – we envisage a ruling around 8-10 May.
• Assuming a successful and acceptable Tribunal Ruling, Harmony’s offer goes unconditional.
•
On 20 May the Norilsk irrevocable expires unless renegotiated. Unless the irrevocable is renegotiated our current offer closes on 20 May.
• Assess level of acceptances and take the appropriate steps.
Our offer of 1,275 Harmony shares for one Gold Fields share offers full and fair values, which also includes a premium for control. We are price sensitive and will not destroy value by paying last Friday’s closing ratio of l.51.

We are convinced that a merger between the companies delivers a value proposition to all stakeholders, i.e. shareholders, employees and the various communities in which we will be operating.
Our costs to acquire Gold Fields
The costs of the Gold Fields bid to date are detailed below. To date this equates 3.7% of the amount of capital raised (11,5% of Gold Fields). If our stake escalates to 50% this figure falls to 1.5% and 1% at 100% acceptances.
Costs to date of the Gold Fields Transaction
Quarter ending
Rm
December 04 85,8
March 05 64,7
Total
150,5
Estimated total
Cost allocation
To date
cost for 11,5%
Rm
Rm
Investment banking fees 17,1 17,2
Legal fees 53,1 58,0
Creation and share issue expenses 47,3 47,3
Printing and publication 27,9 28,0
CPR report – 3,5
Other 5,1 5,1
Total
150,5
159,1
Ore Reserve Update – The CPR’s final countdown!
As part of the process of the proposed merger with Gold Fields, and in compliance with the requirements of the JSE Securities Exchange, Harmony commissioned independent consultants Steffen, Robertson and Kirsten (South Africa) Pty Ltd. (“SRK”) to examine the company’s mineral resources and ore reserves and to prepare an independent “Competent Persons Report” on the company.

This process was being completed over the weekend and will be available in the coming days. Interestingly the process, which is but the view of an external consultant (albeit a well respected one), has unsurprisingly not revealed any of the “nasties” rumoured in the market. To the contrary, the process has re-affirmed our claim that our reserves are intact and our plans credible. What the process has highlighted is the differences in the industry’s approach to Reserves/Resource declaration and the extra level of thoroughness adopted by independent consultants in the more litigious environment created by Gold Fields.
We now patiently await Gold Fields’ South African operations CPR, … which is already over three months late!
As was outlined at our mid-quarter update the reconciliation between the SRK Life of Mine figure of 60,416m ounces and the figure published in January 2005 of 62,327 ounces is explained below. The main differences are in the areas of vamping or the mining of old gold, where due to time constraints and resources SRK has elected not to attempt reconciling our vamping reserves. We understand the difficulties involved in the process and have agreed to disagree on the matter. The other differences tabled below relate to the differences caused by the use of different modifying factors associate with mining (e.g. MCF), metallurgy (e.g. MRF) fault loss, and the rate of conversion from resources to reserves in the Life of Mine plans. The total difference between the SRK Reserve statement and ours (excluding Inferred Resources included in the respective Life of Mine plans) is only 6% and the difference in ounces mined in our respective Life of Mine plans is only 3%.
CPR
January 2005
January 2005
Variance
Ounces
Ounces
Ounces
Percentage
(’000)
(’000)
1. Operations Proven and Probable 43,737 41,720 2,017
2. Projects below
infrastructure Proven and Probable 10,116 9,91 (206)
3. Stockpiles under-
ground (vamping) Proven and Probable 1,095 – 1,095
4. Surface Proven and Probable 703 548 155
5. Total Proven and Probable 55,651 52,186 (3,465) (6)
Inferred in Lfe of Mine 6,696 8,279 1,583
Total in LoM
62,347
60,416
1,931
(3)

Ounces
(’000)
January 2005 Proven and Probable ozs (’000) 55,651
Vamping (1,095)
Interpretation difference in probable reserve (1,534)
Closure of Saaiplaas 3 Shaft (268)
Percentage extraction (568)
SRK January 2005 Proven and Probable ozs (’000) 52,186
Restructuring our operations
Our restructuring process is now taking shape. The rightsizing is largely completed and we are hopeful for the reimplementation of CONOPS at the Free State operations in the coming months. The current restructuring involves putting the following shafts onto care and maintenance:
Masimong 4;
Nyala;
St Helena 4; and
Welkom 1 (which has not produced for six months).
In addition, Bambanani will undergo a material rightsizing which should see it produce around 236 000 ounces (annualised) at cash operating costs of approximately R77 400/kg. We estimate that total production from the leveraged shafts will fall to an annualised level of approximately 865 000 ounces at R84 000/kg. Below we table estimates of group annualised production once the restructuring is completed as well as costs. We estimate to be producing 2,95 million ounces at a cash operating cost of $369 per ounce and total operating costs (including capex) of $401 per ounce.
Estimated Annualised Production
Cash
Cash
Cash costs
Cash costs
Ounces
costs
costs
plus Capex
plus Capex
(R/kg)
($/oz)
(R/kg)
($/oz)
Leveraged shafts 865 000 84,394 420 85,387 425
Quality shafts 1 383 000 66,881 333 70,497 351
Project shafts 323 000 80,626 401 111,244 554
South Africa underground sources
2 571 000
74,497
371
80,624
401
Australia 273 000 71,875 358 83,854 417
South Africa surface operations 103 000 71,214 354 71,214 354
Total Harmony
2 947 000
74,140
369
80,595
401

We point out that at all of the shafts put on Care and Maintenance in the current restructuring we retain the optionality of these ore bodies and can restart these operations should the Rand Gold Price environment improve. In South Africa we estimate an ongoing annual cash cost of US5c per resource ounce of sustaining the optionality of the resources contained on the shafts.
Annual cost of retaining marginal shaft optionality
Estimated annual cost of care and maintenance (Rm) R35 million
Resource ounces contained in total care and maintenance shafts (m) 113,8 million
Percentage of total Resource base 22%
Annual cost per Resource ounce (US$ per ounce) US$0,05 per ounce
Implementation of CONOPS
The implementation of CONOPS is progressing well. Evander and Elandsrand are fully implemented, Randfontein is in various stages of implementation, the Orkney operations remain on CONOPS. With the exception of Target, none of the Free State operations are on CONOPS. Currently the Free State Operations were removed from CONOPS work cycles early in January following a breakdown in discussions with the National Union of Mineworkers (NUM) on 7 January 2005. NUM was not prepared to support Sunday labour and it became apparent that it was unlikely that the company’s application to the Department of Minerals and Energy for Sunday work would have been approved without full support.
We have retained CONOPS labour at our Free State Operation in the hope of re-implementing CONOPS in the coming months. NUM has retabled CONOPS for discussion and we are hopeful that an agreement will be reached in the coming months. If the reimplementation is not successful we will have to review staffing levels at the shafts that are currently staffed to CONOPS levels.
CONOPS (continuous operations) refers to the practice where a mine operates on all the days of the year, including Sundays. Workers operate on a roster or shift arrangement which sees them work the same amount of hours per week and therefore the company needs to employ more people in order to facilitate working the additional days.
Currently most gold mines in South Africa operate for approximately 273 days per year. The successful introduction of CONOPS can increase this number to 353 days per year (excluding the 12 public holidays). This will result in a 12% increase in labour on the shafts as well as a 5% reduction in unit cost/tonne.

Cash Position – Investing in the future
Harmony has spent the past twelve months investing in its growth projects and restructuring to reverse the negative cash flows at some of its South African operations. In the past year Harmony’s cash balance has declined from R2,34bn to negative R233 million. The break down shows that operating contribution of R198 million and net sundry revenue of R99 million was offset by R607 million spent on capex, R235 million on corporate overheads and exploration, R618 million on restructuring and retrenchments and R287 million of financing charges. We continue to deploy capital in the right places – our growth projects and restructuring for improved profitability. The benefits of this process should start becoming evident from the June quarter onwards.
Reconciliation for the 12-month period April 2004 to March 2005
R million
Cash and equivalents on 31 March 2004
2 337
Operational
(2 184)
Operating profit 198
Capex (net) (607)
Corporate/exploration expenditure (235)
Retrenchments and restructuring (618)
Interest paid (287)
Other income – net 99
Other cash flow items and adjustments (342)
Movement in working capital (392)
Other investing and financing activities
(386)
Cash and equivalents on 31 March 2005
(233)
As at March 2005 Harmony had investments of R6,5bn, which includes its investments in Gold Fields (R4,1 bn) and African Rainbow Minerals (R1,0bn).

Balance Sheet Restructuring
During March Harmony restructured elements of its balance sheet. This included an asset impairment of R1 513 million. This figure is made up of R1 096m of asset impairment at the South African operations and R417 million of asset impairment of the Australian assets and undeveloped properties. In addition Harmony sold 7,1 million shares (3,5%) in African Rainbow Minerals for R200m and realised a book loss of R111m. An additional (14,1%) of the African Rainbow Minerals stake was sold for R830m following the quarter, which will be accounted for in the June quarter. After quarter end Harmony sold its 11,5% of Bendigo for A$32m and realised a small book profit of A$6,2m that will be accounted in the June quarter.
Bendigo (11.6%)
Harmony disposed of its 11.6% stake in Bendigo after quarter-end, realising A$32 million in the process. The shares were disposed of at A$1.10 per share, realising a small accounting profit for Harmony, after taking into account the write-down in June quarter 2004. This transaction will be accounted for in the June 2005 quarter.

OPERATING AND FINANCIAL RESULTS
(Rand/metric)
Underground production – South Africa
Leve-
Quality
Growth
raged
Ounces
Projects
Ounces
Sub total
Ore milled – t’000
Mar-05
1 570
323
1 062
2 955
Dec-04 1 815 360 1 426 3 601
Gold produced – kg
Mar-05
9 819
2 119
5 481
17 419
Dec-04 11 676 2 022 6 956 20 654
Yield – g/tonne
Mar-05
6.25
6.56
5.16
5.89
Dec-04 6.43 5.62 4.88 5.74
Cash operating costs – R/kg
Mar-05
76 518
91 828
107 805
88 226
Dec-04 65 224 93 376 98 600 79 222
Cash operating costs – R/tonne
Mar-05
479
602
556
520
Dec-04 420 524 481 454
Working revenue (R’000)
Mar-05
818 078
176 389
459 366
1 453 833
Dec-04 979 664 169 677 584 249 1 733 590
Cash operating costs (R’000)
Mar-05
751 329
194 583
590 878
1 536 790
Dec-04 761 558 188 806 685 859 1 636 223
Cash operating profit (R’000)
Mar-05
66 749
(18 194)
(131 512)
(82 957)
Dec-04 218 106 (19 129) (101 610) 97 367
Capital expenditure (R’000)
Mar-05
34 933
74 870
1 809
111 612
Dec-04 50 790 106 448 13 214 170 452
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, Kudu/Sable, West, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and 5, Saaiplaas 3, Evander 9, Orkney 2 and 4

OPERATING AND FINANCIAL RESULTS
(Rand/metric)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled – t’000
Mar-05
1 533
4 488
975
5 463
Dec-04 1 334 4 935 981 5 916
Gold produced – kg
Mar-05
1 564
18 983
2 143
21 126
Dec-04 1 454 22 108 2 496 24 604
Yield – g/tonne
Mar-05
1.02
4.23
2.20
3.87
Dec-04 1.09 4.48 2.54 4.16
Cash operating
Mar-05
76 187
87 233
73 729
85 863
costs – R/kg
Dec-04 80 183 79 284 60 859 77 415
Cash operating
Mar-05
78
369
162
332
costs – R/tonne
Dec-04 87 355 155 322
Working revenue
Mar-05
128 104
1 581 937
177 293
1 759 230
(R’000)
Dec-04 122 780 1 856 370 211 123 2 067 493
Cash operating
Mar-05
119 157
1 655 947
158 002
1 813 949
costs (R’000)
Dec-04 116 586 1 752 809 151 904 1 904 713
Cash operating
Mar-05
8 947
(74 010)
19 291
(54 719)
profit (R’000)
Dec-04 6 194 103 561 59 219 162 780
Capital expenditure
Mar-05
0
111 612
44 590
156 202
(R’000)
Dec-04 0 170 452 60 060 230 512

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(Rand/metric) (unaudited)
Quarter ended
Quarter ended Quarter ended
31 March
31 December 31 March
2005
2004 2004
Ore milled t’000
5 463
5 916 7 770
Gold produced kg
21 126
24 604 24 735
Gold price received R/kg
83 273
84 031 88 277
Cash operating costs R/kg
85 863
77 415 82 852
R million
R million R million
Gold sales
1 759
2 068 2 183
Cash operating costs
1 814
1 905 2 049
Cash operating (loss)/profit
(55)
163 134
Other income – net
9
11 62
Employment termination and restructuring costs
(171)
(109) (14)
Corporate, marketing, new business expenditure
(46)
(41) (34)
Exploration expenditure
(13)
(20) (14)
Income from associates
–
– 33
Loss on sale of ARM Ltd
(111)
– –
Interest paid
(96)
(104) (97)
Depreciation and amortisation
(197)
(216) (251)
Provision for rehabilitation costs
(14)
(14) (12)
Gain/(loss) on financial instruments
51
(29) 48
Profit/(loss) on foreign exchange
21
14 (11)
Impairment of fixed assets
(1 513)
– –
Loss before tax
(2 135)
(345) (156)
Current tax – (expense)/benefit
(5)
56 11
Deferred tax – benefit
443
12 67
Net loss before minority interests
(1 697)
(277) (78)
Minority interests
–
– (3)
Net loss
(1 697)
(277) (81)

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(Rand/metric) (unaudited)
Quarter ended
Quarter ended Quarter ended
31 March
31 December 31 March
2005
2004 2004
Loss per share (cents)*
– Basic loss
(432)
(80) (31)
– Basic loss befor e impairment
(131)
(80) (31)
– Headline loss
(107)
(88) (16)
– Full y diluted loss** ***
(432)
(80) (31)
Dividends per share (cents)
– Interim
–
– 40
– Pr oposed final
–
– –
Prepared in accordance with International Financial Reporting Standards.
* Calculated on weighted average number of shares in issue at quarter end March 2005: 393.2 million (December
2004: 345.0 million) (March 2004: 258.4 million).
** Calculated on weighted average number of diluted shares in issue at quarter end March 2005: 392.9 million
(December 2004: 344.7 million) (March 2004: 257.0 million).
*** The effect of the dilution of shares is anti-dilutive.
Reconciliation of headline loss:
Net loss
(1 697)
(277) (81)
Adjustments:
– Profit on sale of assets
(18)
(25) (2)
– Loss on sale of ARM Ltd – net of tax
111
– –
– Amortisation of goodwill
–
– 42
– Impair ment of fixed assets – net of tax
1 182
– –
Headline loss
(422)
(302) (41)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS
(Rand/metric) (unaudited)
Year to date
Year to date
31 March
31 March
2005
2004
Ore milled t’000
17 943
22 809
Gold produced kg
71 552
76 754
Gold price received R/kg
83 450
86 481
Cash operating costs R/kg
80 082
78 370
R million
R million
Gold sales
5 971
6 638
Cash operating costs
5 730
6 015
Cash operating profit
241
623
Other income – net
57
199
Employment termination and restructuring costs
(434)
(41)
Corporate, marketing, new business expenditure
(125)
(104)
Exploration expenditure
(57)
(63)
Loss from associates
–
(8)
Profit on sale of Highland and High River
–
522
Profit on Australian listed investments
4
–
Loss on sale of ARM Ltd
(111)
–
Interest paid
(300)
(259)
Depreciation and amortisation
(652)
(639)
Provision for rehabilitation costs
(42)
(35)
Gain/(loss) on financial instruments
23
(113)
Gain/(loss) on foreign exchange
34
(93)
Impairment of fixed assets
(1 513)
–
Loss before tax
(2 875)
(11)
Current tax – benefit/(expense)
34
(90)
Deferred tax – benefit
527
162
Net (loss)/income before minority interests
(2 314)
61
Minority interests
–
(25)
Net (loss)/income
(2 314)
36

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS
(Rand/metric) (unaudited)
Year to date
Year to date
31 March
31 March
2005
2004
(Loss)/earnings per share (cents)*
– Basic (loss)/earnings
(656)
15
– Basic (loss)/ear nings before impairment
(321)
15
– Headline loss
(305)
(141)
– Full
  diluted (loss)/earnings**
(656)
15
Dividends per share (cents)
– Interim
–
40
– Pr oposed final
–
–
Prepared in accordance with International Financial Reporting Standards.
* Calculated on weighted number of shares in issue at year ended March 2005: 352.7 million (March 2004:
240.5 million).
** Calculated on weighted average number of diluted shares in issue at year ended March 2005: 352.7 million
(March 2004: 239.2 million).
Reconciliation of headline (loss)/earnings:
Net (loss)/earnings
(2 314)
36
Adjustments:
– Profit on sale of assets
(52)
(15)
– Loss on sale of ARM Ltd – net of tax
111
–
– Pr ofit on disposal of Highland and High River – net of tax
–
(444)
– Pr ofit on Australian listed investments
(4)
–
– Amortisation of goodwill
–
84
– Impair ment of fixed assets – net of tax
1 182
–
Headline loss
(1 077)
(339)

ABRIDGED BALANCE SHEET AT 31 MARCH 2005
(Rand)
At 31 March
At 31 December At 31 March
2005
2004 2004
R million
R million R million
(unaudited)
(unaudited) (unaudited)
ASSETS
Non-current assets
Property, plant and equipment
21 058
22 390 14 821
Intangible assets
2 268
2 268 2 761
Investments
6 531
6 364 1 130
Investments in associates
–
– 2 604
29 857
31 022 21 316
Current assets
Inventories
571
550 455
Receivables
614
383 452
Cash and cash equivalents
(233)
296 2 337
952
1 229 3 244
Total assets
30 809
32 251 24 560
EQUITY AND LIABILITIES
Share capital and reserves
Issued capital
25 325
25 313 14 678
Fair value and other reserves
(1 501)
(2 061) (376)
Retained (loss)/earnings
(1 333)
364 1 637
22 491
23 616 15 939
Minority interest
–
– 147
Non-current liabilities
Long-term borrowings
2 944
2 861 2 795
Net deferred taxation liabilities
2 141
2 549 2 706
Net deferred financial liabilities
452
529 299
Long-term provisions
847
825 852
6 384
6 764 6 652
Current liabilities
Payables and accrued liabilities
1 943
1 834 1 770
Income and mining taxes
(18)
27 44
Shareholders for dividends
9
10 8
1 934
1 871 1 822
Total equity and liabilities
30 809
32 251 24 560
Number of ordinary shares in issue
393 231 894
392 993 004 258 469 684
Net asset value per share (cents)
5 720
6 009 6 217
Basis of accounting
The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

OPERATING AND FINANCIAL RESULTS
(US$/imperial)
Underground production – South Africa
Leve-
Quality
Growth
raged
Ounces
Projects
Ounces
Sub total
Ore milled – t’000
Mar-05
1,731
356
1,172
3,259
Dec-04 2,003 397 1,573 3, 973
Gold produced – oz
Mar-05
315,688
68,140
176,226
560,054
Dec-04 375,399 65,020 223,642 664,061
Yield – oz/t
Mar-05
0.18
0.19
0.15
0.17
Dec-04 0.19 0.16 0.14 0.17
Cash operating costs – $/oz
Mar-05
397
476
559
457
Dec-04 337 482 509 409
Cash operating costs – $/t
Mar-05
72
91
84
79
Dec-04 63 79 72 68
Working revenue ($’000)
Mar-05
136,365
29,402
76,571
242,338
Dec-04 162,543 28,152 96,937 287,632
Cash operating costs ($’000)
Mar-05
125,238
32,435
98,493
256,166
Dec-04 126,356 31,326 113,796 271,478
Cash operating profit ($’000)
Mar-05
11,127
(3,033)
(21,922)
(13,828)
Dec-04 36,187 (3,174) (16,859) 16,154
Capital expenditure ($’000)
Mar-05
5,823
12,480
302
18,605
Dec-04 8,427 17,661 2,192 28,280
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, Kudu/Sable, West, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and 5, Saaiplaas 3, Evander 9, Orkney 2 and 4

OPERATING AND FINANCIAL RESULTS
(US$/imperial)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled – t’000
Mar-05
1,690
4,949
1,075
6,024
Dec-04 1,471 5,444 1,081 6,525
Gold produced – oz
Mar-05
50,294
610,348
68,903
679,251
Dec-04 46,737 710,798 80,235 791,033
Yield – oz/t
Mar-05
0.03
0.12
0.06
0.11
Dec-04 0.03 0.13 0.07 0.12
Cash operating
Mar-05
395
452
382
445
costs – $/oz
Dec-04 414 409 314 400
Cash operating
Mar-05
12
56
24
50
costs – $/t
Dec-04 13 53 23 48
Working revenue
Mar-05
21,354
263,692
29,553
293,245
($’000)
Dec-04 20,371 308,003 35,029 343,032
Cash operating
Mar-05
19,862
276,028
26,337
302,365
costs ($’000)
Dec-04 19,344 290,822 25,204 316,026
Cash operating
Mar-05
1,492
(12,336)
3,216
(9,120)
profit ($’000)
Dec-04 1,027 17,181 9,825 27,006
Capital expenditure
Mar-05
0
18,605
7,433
26,038
($’000)
Dec-04 0 28,280 9,965 38,245

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(US$/imperial) (unaudited)
Quarter ended
Quarter ended Quarter ended
31 March
31 December 31 March
2005
2004 2004
Ore milled t’000
6,024
6,525 8,568
Gold produced oz
679,251
791,033 795,239
Gold price received $/oz
431
434 407
Cash operating costs $/oz
445
400 382
$ million
$ million $ million
Gold sales
293
343 324
Cash operating costs
302
316 304
Cash operating (loss)/profit
(9)
27 20
Other income – net
2
2 8
Employment termination and restructuring costs
(29)
(18) (2)
Corporate, marketing, new business expenditure
(8)
(7) (5)
Exploration expenditure
(2)
(3) (2)
Income from associates
–
– 5
Loss on sale of ARM Ltd
(19)
– –
Interest paid
(16)
(17) (14)
Depreciation and amortisation
(33)
(36) (37)
Provision for rehabilitation costs
(2)
(2) (2)
Gain/(loss) on financial instruments
9
(5) 7
Profit/(loss) on foreign exchange
4
– (2)
Impairment of fixed assets
(252)
– –
Loss before tax
(355)
(59) (24)
Current tax – (expense)/benefit
(1)
9 2
Deferred tax – benefit
74
2 10
Net loss before minority interests
(282)
(48) (12)
Minority interests
–
– –
Net loss
(282)
(48) (12)

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(US$/imperial) (unaudited)
Quarter ended
Quarter ended Quarter ended
31 March
31 December 31 March
2005
2004 2004
Loss per share (cents)*
– Basic loss
(72)
(13) (5)
– Basic loss befor e impairment
(22)
(13) (5)
– Headline loss
(18)
(15) (2)
– Fully diluted loss** ***
(72)
(13) (5)
Dividends per share (cents)
– Interim
–
– 6
– Pr oposed final
–
– –
Prepared in accordance with International Financial Reporting Standards.
Currency conversion rates average for the quarter: March 2005: US$1=R6.00 (December 2004: US$1=R6.03) (March 2004: US$1=R6.77).
* Calculated on weighted average number of shares in issue at quarter end March 2005: 393.2 million (December
2004: 345.0 million) (March 2004: 258.4 million).
** Calculated on weighted average number of diluted shares in issue at quarter end March 2005: 392.9 million
(December 2004: 344.7 million) (March 2004: 257.0 million).
*** The effect of the dilution of shares is anti-dilutive.
Reconciliation of headline loss:
Net loss
(282)
(48) (12)
Adjustments:
– Profit on sale of assets
(3)
(4) –
– Loss on sale of ARM Ltd – net of tax
19
– –
– Amortisation of goodwill
–
– 6
– Impair ment of fixed assets – net of tax
197
– –
Headline loss
(69)
(52) (6)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS
(US$/imperial) (unaudited)
Year to date
Year to date
31 March
31 March
2005
2004
Ore milled t’000
19,786
25,152
Gold produced oz
2,300,440
2,467,687
Gold price received $/oz
423
385
Cash operating costs $/oz
406
349
$ million
$ million
Gold sales
973
951
Cash operating costs
934
862
Cash operating profit
39
89
Other income – net
9
29
Employment termination and restructuring costs
(71)
(6)
Corporate, marketing, new business expenditure
(20)
(15)
Exploration expenditure
(9)
(9)
Loss from associates
–
(1)
Profit on sale of Highland and High River
–
75
Profit on Australian listed investments
1
–
Loss on sale of ARM Ltd
(18)
–
Interest paid
(49)
(37)
Depreciation and amortisation
(106)
(92)
Provision for rehabilitation costs
(7)
(5)
Gain/(loss) on financial instruments
4
(16)
Gain/(loss) on foreign exchange
6
(13)
Impairment of fixed assets
(247)
–
Loss before tax
(468)
(1)
Current tax – (expense)/benefit
6
(13)
Deferred tax – benefit
86
23
Net (loss)/income before minority interests
(376)
9
Minority interests
–
(4)
Net (loss)/income
(376)
5

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS
(US$/imperial) (unaudited)
Year to date
Year to date
31 March
31 March
2005
2004
(Loss)/earnings per share (cents)*
– Basic (loss)/earnings
(107)
2
– Basic (loss)/ear nings before impairment
(52)
2
– Headline loss
(50)
(19)
– Fully diluted (loss)/earnings**
(107)
2
Dividends per share (cents)
– Interim
–
6
– Proposed final
–
–
Currency conversion rates average for the year to date March 2005: US$1=R6.14 (March 2004: US$1=R6.98).
* Calculated on weighted number of shares in issue at year ended March 2005: 352.7 million (March 2004:
240.5 million).
** Calculated on weighted average number of diluted shares in issue at year ended March 2005: 352.7 million
(March 2004: 239.2 million).
Reconciliation of headline (loss)/earnings:
Net (loss)/earnings
(376)
5
Adjustments:
– Profit on sale of assets
(8)
(2)
– Loss on sale of ARM Ltd – net of tax
18
–
– Pr ofit on disposal of Highland and High River – net of tax
–
(64)
– Pr ofit on Australian listed investments
(1)
–
– Amortisation of goodwill
–
12
– Impair ment of fixed assets – net of tax
193
–
Headline loss
(174)
(49)

ABRIDGED BALANCE SHEET AT 31 MARCH 2005
(US$)
At 31 March
At 31 December At 31 March
2005
2004 2004
US$ million
US$ million US$ million
(unaudited)
(unaudited) (unaudited)
ASSETS
Non-current assets
Property, plant and equipment
3,388
3,978 2,345
Intangible assets
365
403 437
Investments
1,051
1,131 179
Investments in associates
–
– 412
4,804
5,512 3,373
Current assets
Inventories
92
98 72
Receivables
99
68 71
Cash and cash equivalents
(38)
53 370
153
219 513
Total assets
4,957
5,731 3,886
EQUITY AND LIABILITIES
Share capital and reserves
Issued capital
4,074
4,497 2,322
Fair value and other reserves
(241)
(366) (59)
Retained (loss)/earnings
(214)
65 258
3,619
4,196 2,521
Minority interest
–
– 23
Non-current liabilities
Long-term borrowings
474
508 442
Net deferred taxation liabilities
344
453 428
Net deferred financial liabilities
73
94 47
Long-term provisions
136
147 135
1,027
1,202 1,052
Current liabilities
Payables and accrued liabilities
312
326 281
Income and mining taxes
(3)
5 7
Shareholders for dividends
2
2 2
311
333 290
Total equity and liabilities
4,957
5,731 3,886
Number of ordinary shares in issue
393,231,894
392,993,004 258,469,684
Net asset value per share (US cents)
920
1,068 984
Basis of accounting The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year. Balance sheet converted at conversion rate of US$1 = R6.22 (December 2004: US$1 = R5.63) (March 2004: US$1 = R6.32).

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED 31 MARCH 2005
(unaudited)
Issued
Fair value
share
and other
Retained
capital
reserves
earnings
Total
R million
R million
R million
R million
Balance at 1 July 2004 20 889 (1 186) 1 078 20 781
Issue of share capital 4 436 – – 4 436
Currency translation adjustment and other – (315) – (315)
Net earnings – – (2 315) (2 315)
Dividends paid – – (96) (96)
Balance at 31 March 2005
25 325 (1 501) (1 333) 22 491
Balance at 1 July 2003 6 874 (242) 1 996 8 628
Issue of share capital 7 804 – – 7 804
Currency translation adjustment and other – (134) – (134)
Net earnings – – 36 36
Dividends paid – – (395) (395)
Balance at 31 March 2004
14 678 (376) 1 637 15 939
Issued
Fair value
share
and other
Retained
capital
reserves
earnings
Total
US$ million
US$ million
US$ million
US$ million
Balance at 1 July 2004 3,361 (191) 173 3,343
Issue of share capital 713 – – 713
Currency translation adjustment and other – (50) – (50)
Net earnings – – (372) (372)
Dividends paid – – (15) (15)
Balance at 31 March 2005
4,074 (241) (214) 3,619
Balance at 1 July 2003 1,088 (38) 316 1,366
Issue of share capital 1,234 – – 1,234
Currency translation adjustment and other – (21) – (21)
Net earnings – – 5 5
Dividends paid – – (63) (63)
Balance at 31 March 2004
2,322 (59) 258 2,521
Balances translated at closing rates of: March 2005: US$1 = R6.22 (March 2004: US$1 = R6.32).

SUMMARISED CASH FLOW STATEMENT
FOR THE NINE MONTHS ENDED 31 MARCH 2005
(unaudited)
Nine
Nine
Nine
Nine
months
months
months
months
ended
ended
ended
ended
31 March
31 March
31 March
31 March
2004
2005
2005
2004
US$ million
US$ million
R million
R million
Cash flow from operating activities
99 (149)  Cash (utilised)/generated by operations (914) 691
22 17 Interest and dividends received 104 152
(34) (35)  Interest paid (192) (236)
(78) (8)  Income and mining taxes paid (51) (542)
9 (171) Cash (utilised)/generated by operating activities (1 053) 65
Cash flow from investing activities
104 – Cash held by subsidiaries at acquisition – 729
142 15 Net additions of listed investments 92 994
(86) (87)  Net additions to property, plant and equipment (536) (598)
– – Other investing activities 1 –
160 (72) Cash (utilised)/generated by investing activities (443) 1 125
Cash flow from financing activities
(22) 13 Long-term loans raised/(repaid) 81 (155)
11 (6)  Ordinary shares issued – net of expenses (36) 78
(57) (15)  Dividends paid (95) (395)
(68) (8)  Cash utilised by financing activities (50) (472)
44
(4)  Foreign currency translation adjustments
(101) (68)
145 (255)  Net (decrease)/increase in cash and equivalents (1 647) 650
225 217 Cash and equivalents – 1 July 1 414 1 687
370 (38)  Cash and equivalents – 31 March (233) 2 337
Operating activities translated at average rates of: March 2005: US$1 = R6.14 (March 2004: US$1 = R6.98).
Closing balance translated at closing rates of: March 2005: US$1 = R6.22 (March 2004: US$1 = R6.32).

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2005
(unaudited)
Three
Three
Three
Three
months
months
months
months
ended
ended
ended
ended
31 December
31 March
31 March 31 December
2004
2005
2005
2004
US$ million
US$ million
R million
R million
Cash flow from operating activities
(54) (87)  Cash utilised by operations (532) (338)
4 7 Interest and dividends received 41 27
(10) (12)  Interest paid (72) (64)
– (8)  Income and mining taxes paid (51) –
(60) (100) Cash utilised by operating activities (614) (375)
Cash flow from investing activities
(9) 24 Net proceeds on disposal of listed investments 149 (57)
(29) (21)  Net additions to property, plant and equipment (129) (183)
(38) 3 Cash (utilised)/generated by investing activities 20 (240)
Cash flow from financing activities
3 10 Long-term loans raised 63 18
(6) – Ordinary shares issued – net of expenses – (36)
– – Dividends paid – 1
(3) 10 Cash (utilised)/generated by financing activities 63 (17)
(2)
(4)  Foreign currency translation adjustments
2 (85)
(103) (91)  Net decrease in cash and equivalents (529) (717)
156 53 Cash and equivalents – beginning of quarter 296 1 013
53 (38)  Cash and equivalents – end of quarter (233) 296
Operating activities translated at average rates of: March 2005 quarter: US$1 = R6.00 (December 2004 quarter: US$1 = R6.03).
Closing balance translated at closing rates of: March 2005: US$1 = R6.22 (December 2004: US$1 = R5.63).

RECONCILIATION BETWEEN CASH OPERATING PROFIT/(LOSS) AND CASH (UTILISED)/GENERATED BY OPERATIONS – PERIOD ENDED 31 MARCH 2005
Nine
Quarter
Quarter
Nine
months to
ended
ended
months to
31 March
31 March
31 December
31 March
2005
2005
2004
2004
R million
R million
R million
R million
Cash operating profit/(loss)
241 (55) 163 623
Other cash items per income statement:
Other income 91 30 25 106
Employment termination and restructuring costs (434) (171) (109) (41)
Corporate, administration and other expenditure (125) (46) (41) (104)
Exploration expenditure (57) (13) (20) (63)
Provision for rehabilitation costs (4) (1) (2) (9)
Cash flow statement adjustments:
Cost of Avgold currency hedge and close out of hedges
(146) (52) (49) (105)
Profit on sale of mining assets (52) (18) (25) (14)
Interest and dividends received (104) (41) (27) (152)
Other non-cash items (59) (16) (23) (81)
Effect of changes in operating working capital items:
Receivables 246 (231) 19 544
Inventories (40) (21) (32) 29
Accounts payable and accrued liabilities (471) 103 (217) (42)
Cash (utilised)/generated by operations
(914) (532) (338) 691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED 31 MARCH 2005
Commodity contracts
Maturity schedule of the Harmony Group’s commodity contracts by type at 31 March 2005:
30 June
30 June
30 June
30 June
2006
2007
2008
2009
Total
Forward sales agreements
Ounces 108,000 147,000 100,000 100,000 455,000
A$/ounce 510 515 518 518 515
Calls contracts sold
Ounces 30,000 10,000 – – 40,000
A$/ounce 552 562 – – 554
138,000 157,000 100,000 100,000 495,000
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
The mark-to-market of these contracts was a negative R225 million (US$36 million) at 31 March 2005. These values were based on a gold price of US$427 (A$553) per ounce, exchange rates of US$1/R6.2155 and A$1/US$0.7727 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.
Gold lease rates
Harmony holds certain gold lease rate swaps which were acquired through its acquisition of New Hampton. These instruments are all treated as speculative. The mark-to-market of the above contracts was a positive R500 000 (US$85,000) at 31 March 2005, based on valuations provided by independent treasury and risk management experts. During the March quarter, Harmony closed out the lease rate swaps which were inherited through the acquisition of Hill 50.
Interest rate swaps
The Group has interest rate swap agreements to convert R600 million of its R1.2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays floating rate based on JIBAR plus a spread raging from 1.8% to 2.2%.
These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a negative R43 million (US$7 million) at 31 March 2005, based on the prevailing interest rates and volatilities at the time.

Currency contracts
30 June
30 June
2005
2006
Total
Forward exchange contracts
US$ million 21 40 61
Average strike ZAR/US$ 9.31 9.54 9.46
(Buy US$, sell ZAR at the agreed exchange rate)
Forward exchange call contracts sold
US$ million 21 40 61
Average strike ZAR/US$ 9.31 9.54 9.46
(Sell US$, buy ZAR at the agreed exchange rate)
Harmony inherited these contracts with the acquisition of Avgold. The contracts are classified as speculative and the mark-to-market movement is reflected in the income statement.
The mark-to-market of these contracts was a negative R185 million (US$30 million) at 31 March 2005. These values were based upon an exchange rate of US$1/R6.2155 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.
Z B Swanepoel
N V Qangule
Chief Executive
Financial Director
Virginia
22 April 2005

DEVELOPMENT RESULTS
(metric)
Quarter ended 31 March 2005
Channel
Channel
Reef
Sampled
width
value
Gold
metres
metres
(cm’s)
(g/t)
(cmg/t)
Randfontein
VCR Reef 844 845 63 33.67 2,123
UE1A 990 746 116 11.30 1,316
E8 Reef 192 163 218 3.83 834
Kimberley Reef 606 417 173 4.98 864
South Reef 0 0 0 0 0
All Reefs
2,632
2,171
114
13.20
1,507
Free State
Basal 989 934 80 12.29 980
Leader 594 528 155 5.21 805
A Reef 404 372 131 4.09 536
Middle 117 144 186 7.68 1,427
B Reef 479 453 85 15.59 1,325
All Reefs
2,583
2,431
111
8.68
965
Evander
Kimberley Reef 2,038 1,758 77.46416 14.74 1,142
Elandskraal
VCR Reef 166 144 72 18.78 1,351
Orkney
Vaal Reef 66 0 0 0 0
VCR 0 0 0 0 0
Target
Elsburg 525 324 252 7.60 1,914
Freegold JV
Basal 1,457 1,378 56 28.57 1,594
Beatrix 305 297 87 15.49 1,343
Leader 23 21 173 8.16 1,411
B Reef 0 26 93 3.40 316
All Reefs
1,785
1,722
63
24.23
1,529

DEVELOPMENT RESULTS
(imperial)
Quarter ended 31 March 2005
Channel
Channel
Reef
Sampled
width
value
Gold
feet
feet
(inches)
(oz/t)
(in.oz/t)
Randfontein
VCR Reef 2,770 2,772 25 0.98 24
UE1A 3,249 2,448 46 0.33 15
E8 Reef 629 535 86 0.12 10
Kimberley Reef 1,987 1,368 68 0.15 10
South Reef 0 0 0 0.00 0
All Reefs
8,634
7,123
45
0.38
17
Free State
Basal 3,244 3,064 31 0.36 11
Leader 1,950 1,732 61 0.15 9
A Reef 1,325 1,220 52 0.12 6
Middle 384 472 73 0.22 16
B Reef 1,572 1,486 33 0.46 15
All Reefs
8,475
7,976
44
0.25
11
Evander
Kimberley Reef 6,686 5,768 30 0.44 13
Elandskraal
VCR Reef 546 472 28 0.55 16
Orkney
Vaal Reef 217 0 0 0.00 0
VCR 0 0 0 0.00 0
All Reefs
217
0
0
0
0
Target
Elsburg 1,722 1,063 99 0.22 22
Freegold JV
Basal 4,780 4,521 22 0.83 18
Beatrix 1,000 974 34 0.45 15
Leader 75 69 68 0.24 16
B Reef 0 85 37 0.10 4
All Reefs
5,855
5,650
25
0.70
18

CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
 Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
 Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano, F Dippenaar, V N Fakude*, T S A Grobicki
Dr D S Lushaba*, R P Menell*, M Motloba*, Dr M Z Nkosi*
M F Pleming*, N V Qangule, C M L Savage*
(*non-executive)
Investor Relations
Brenton Saunders
Executive – Investor Relations
Telephone: +27 11 684 0146
Fax:         +27 11 684 0188
E-mail:     brenton.saunders@harmony.co.za
Vusi Magadana
Investor Relations Officer
Telephone: +27 11 684 0149
Fax:         +27 11 684 0188
E-mail:     vusi.magadana@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax:         +27 11 411 2398
E-mail:     mvanderwalt@harmony.co.za
South African Share Transfer Secretaries
Ultra Registrars (Pty) Ltd
PO Box 4844 Johannesburg, 2000
Telephone: +27 11 832 2652
Fax:          +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 870 162 3100
Fax:          +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax:          +1 212 571 3050
Trading Symbols
JSE Securities Exchange South Africa HAR
New York Stock Exchange, Inc.
HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

NOTES

NOTES

NOTES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 29, 2005
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Chief Financial Officer